Exhibit 1.03

UAP HOLDING CORP.

2004 LONG-TERM INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

Participant:	[NAME]

Division:

Number of Stock Units:	[ NUMBER]

Vesting Schedule:	33.3% of Restricted Stock Units awarded vest on 4/8/2007 33.3% of Restricted Stock Units awarded vest on 4/8/2008 33.3% of Restricted Stock Units awarded vest on 4/8/2009

Award Date:	April 8, 2006

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (this “Agreement”) between UAP HOLDING CORP., a Delaware corporation (the “Corporation”), and the Participant is delivered under the UAP Holding Corp. 2004 Long-Term Incentive Plan (the “Plan”).

W I T N E S S E T H

WHEREAS, the Compensation Committee of the Board of Directors has approved, and the Corporation has granted, effective as of the Award Date, to the Participant a restricted stock unit award under the Plan (the “Stock Unit Award” or “Award”), upon the terms and conditions set forth in this Agreement and in the Plan.

NOW, THEREFORE, in consideration of services rendered by the Participant and the mutual promises made in this Agreement and the mutual benefits to be derived from this Agreement, the parties mutually agree as follows:

1. Defined Terms. Capitalized terms used in this Agreement, and not otherwise defined in this Agreement, shall have the meaning assigned to them in the Plan. For purposes of this Agreement, a “Stock Unit” means a unit of measurement equal to one outstanding share of Common Stock of the Corporation.

2. Grant. Subject to the terms of this Agreement and the Plan, the Corporation grants to the Participant a Stock Unit Award with respect to an aggregate number of Stock Units set forth above.

3. No Voting Rights. The Stock Units are bookkeeping entries only. The Participant shall have no rights as a stockholder of the Corporation and no voting rights with respect to the Stock Units or any shares of unissued Common Stock associated with such Stock Units.

4. Dividend Equivalent Payments. If the Corporation pays a cash dividend on its outstanding Common Stock for which the Record Date occurs after the Award Date, the Participant shall receive a cash payment equal to the amount of the ordinary cash dividend paid by the Corporation on a single share of Common Stock multiplied by the number of Stock Units awarded under this Agreement that are unvested and unpaid as of such Record Date. With respect to each Record Date in a calendar year, the payment shall be calculated in January of the following calendar year, and paid to the Participant in cash on February 1 of that following calendar year, or as soon as administratively practicable thereafter, but no later than March 15th of the calendar year following the calendar year in which the Record Date occurred. Record Date shall mean the date on which shareholders of record are determined for purposes of paying the cash dividend on Common Stock. Payments pursuant to this Section are subject to tax withholding. No cash payment shall be made to the Participant for any Record Date occurring after the termination of the Participant’s Award.

5. Stock Unit Payments. A Participant shall be entitled to a payment for a Stock Unit awarded under this Agreement as of the earliest of the following dates:

(A)	The Date a Stock Unit Vests. The Stock Units awarded under this Agreement shall vest in installments as set forth in the Vesting Schedule of this Agreement. In order to vest in an annual installment of Stock Units under this Agreement, the Participant must be continuously employed from the Award Date through the date specified in the Vesting Schedule.

(B)	The Date the Participant Retires. The unvested Stock Units awarded under this Agreement shall vest and be payable upon the Participant’s Retirement. For purposes of this Agreement, “Retirement” means termination of employment or service on or after attaining age 55, but only if the Participant enters into a non-compete and non-solicitation agreement with the Corporation in the form provided by the Corporation.

Limitation on Distributions to Key Employees. To the extent required to comply with Code § 409A, if the Participant is a “specified employee” (within the meaning of Code § 409A(a)(2)(B)) and the Participant terminates employment or service with the Corporation and its Subsidiaries, the Participant shall not receive any payment before the date which is 6 months after the Participant’s separation from service with the Corporation and its Subsidiaries, if the payment is being made on account of the Participant’s separation of service, as defined in Code § 409A.

(C)	The Date the Participant Separates from Service on Account of Total Disability. The unvested Stock Units awarded under this Agreement shall vest and be payable upon the Participant’s separation from service on account of a determination of Total Disability. For purposes of this Agreement, “Total Disability” means a “total and permanent disability” within the meaning of Code §§ 22(e)(3) and 409A(2)(C).

(D)	The Date the Participant Dies While Employed by the Corporation or a Subsidiary. The unvested Stock Units awarded under this Agreement shall vest and be payable upon the Participant’s death while employed by the Corporation or a Subsidiary or in service as a member of the Board.

(E)	The Date of a Change in Control. The unvested Stock Units subject to the Award shall vest and be payable upon a “Change in Control.” For purposes of this Agreement, a “Change in Control” means the date on which:

(1)	any one person, or more than one person acting as a group, acquires ownership of stock of the Corporation that, together with stock held by such person or group, constitutes more than 50% of the total Fair Market Value or total voting power of the stock of the Corporation. However, if any one person or more than one person acting as a group, is considered to own more than 50% of the total Fair Market Value or total voting power of the stock of the Corporation, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the Corporation (or to cause a change in the effective control of the Corporation. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Corporation acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this Section.

(2)	there is a change in the effective control of the Corporation. A change in the effective control of the Corporation occurs on the date that either:

(a)	Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Corporation possessing 35% or more of the total voting power of the stock of the Corporation; or

(b)	a majority of members of the Corporation’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Corporation’s board of directors prior to the date of the appointment or election.

(3)

any one person, or more than one person acting as a group, acquires ownership of assets of the Corporation that have a gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Corporation immediately prior to such acquisitions. For this purpose, gross fair market value means the value of the assets of the Corporation, or the value of the assets being disposed of, determined without regard to any liabilities associated with the assets.

(4)	Persons Acting as a Group. Persons will not be considered to be acting as a group solely because they purchase or own stock of the Corporation at the same time, or as a result of the same public offering. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a group with other shareholders in a corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.

(5)	This definition of Change in Control shall be interpreted in accordance with Treasury guidance for the definition of Change in Control under Code § 409A.

6. Timing of Payment for Stock Units. Payment shall be made to a Participant as soon as administratively practicable following the date the Participant is entitled to payment under Section 5, but no later than March 15th of the calendar year following the calendar year in which the Participant becomes entitled to payment under Section 5. Upon payment for a Stock Unit, the Stock Unit shall be cancelled.

7. Form of Payment for Stock Units. The Participant shall receive whole shares of Common Stock equal to the number of Stock Units for which the Participant is entitled to payment remaining after reducing the number of those Stock Units by the number of Stock Units necessary to pay the tax withholdings required by law. The Corporation shall divide the amount of the tax withholding required by law by the Fair Market Value of a Stock Unit on the date the Participant is entitled to payment pursuant to Section 5. The amount of tax withholding shall be rounded up to the next whole share of Common Stock so that the Participant receives only whole shares of Common Stock. The Fair Market Value of a Stock Unit shall be equal to the closing price for the Common Stock as furnished by the National Association of Stock Dealers, Inc. through the NASDAQ National Market Reporting System for the date the Participant is entitled to payment pursuant to Section 5.

8. Termination of Unvested Stock Units. On the Participant’s Severance Date, all unvested Stock Units under this Agreement shall be cancelled and this Award Agreement shall be terminated. No amounts shall be payable with respect to any such cancelled unvested Stock Units. “Severance Date” means the date on which the Participant is no longer either: (1) employed by the Corporation or any of its Subsidiaries, or (2) a member of the Board, regardless of the reason for such termination of employment or service, whether with or without cause, and whether voluntarily or involuntarily.

9. Plan. The Award and all rights of the Participant with respect to the Award are subject to the terms of the Plan. In accepting this Award, the Participant acknowledges receipt of a copy of the Plan and agrees to be bound by all of the terms and conditions of the Plan.

10. Entire Agreement. This Agreement and the Plan together constitute the entire agreement and supersede all prior understandings and agreements, written or oral, of the parties to the Agreement with respect to the Award. The Plan and this Agreement may be amended pursuant to the provisions the Plan.

11. Construction. This Agreement shall be construed and interpreted to comply with Code § 409A of the Code to the extent required to avoid any adverse tax consequences under Code § 409A. The Corporation reserves the right to amend this Agreement to the extent it reasonably determines is necessary in order to avoid any adverse tax consequences under Code § 409A.

12. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

13. Section Headings. The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Award Date. By the Participant’s execution of this Agreement, the Participant agrees to the terms and conditions of this Agreement and of the Plan.

UAP HOLDING CORP.	PARTICIPANT
a Delaware corporation

By: ____________________________________________	_____________________________________________

Name:	Signature
Title:	_____________________________________________
Address

_____________________________________________
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